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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 10-C

                 REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM

  FILED PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                      AND RULE 13a-17 OR 15d-17 THEREUNDER

                                Arden Group, Inc.
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                 (Exact name of issuer as specified in charter)

                  2020 South Central Avenue, Compton, Ca 90220
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                    (Address of principal executive offices)

Issuer's telephone number including area code (310) 638-2842
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                    I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.   Title of security   Class A common stock
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2.   Number of shares outstanding before the change    970,866
                                                    ----------------------------

3.   Number of shares outstanding after the change     793,637
                                                    ----------------------------

4.   Effective date of change      December 6, 1995
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5.   Method of change:
     Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)
     Acquisition of stock for retirement.
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     Give brief description of transaction Purchased Arden Group, Inc. Class A
                                           -------------------------------------
                                           common stock from two institutional
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                                           investors for $62.50 per share.
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                          II.  CHANGE IN NAME OF ISSUER

1.   Name prior to change
                         -------------------------------------------------------
2.   Name after change
                       ---------------------------------------------------------
3.   Effective date of charter amendment changing name
                                                       -------------------------
4.   Date of shareholder approval of change, if required
                                                         -----------------------

Date   December 13, 1995                       ERNEST T. KLINGER
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                                                Ernest T. Klinger
                                      Vice President Finance and Administration
                                             and Chief Financial Officer